AMENDMENT TO THE BYLAWS

OF

INVENTTECH INC.

The following amendment to the Bylaws of Inventtech Inc. (the “Corporation”) was duly adopted by the Board of Directors of the Corporation by unanimous written consent as of April 18, 2013:

RESOLVED, that Article 1, Section 1.7, of the Corporation’s Bylaws be amended and restated in its entirety to read as follows:

“Unless otherwise provided by law, any action required to be taken at a meeting of shareholders, or other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a majority of the shareholders entitled to vote on such matters provide their written consent setting forth the action to be taken and signed by such majority of shareholders entitled to vote on the action.”

CERTIFICATION

The undersigned, as Secretary of the Corporation, hereby certifies that the foregoing amendment to the Bylaws have been duly adopted by the Corporation’s Board of Directors.

By:	/s/ Bryson Ishii
Bryson Ishii